Mail Stop 6010


March 10, 2006

Mr. Jeff Figlewicz
Corporate Controller
M Wave, Inc.
475 Industrial Drive
West Chicago, IL 60185

RE: 	M Wave, Inc
		Form 10-KSB / A for the year ended December 31, 2004
      File No.  000-19944

Dear Mr. Figlewicz:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.




      Sincerely,


							Martin F. James
							Senior Assistant Chief
Accountant